                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.   20549

                          -------------------------------

                                  SCHEDULE 14D - 9
                                  AMENDMENT NO. 2

                      SOLICITATION / RECOMMENDATION STATEMENT
                                    PURSUANT TO
                             SECTION 14 (d) (4) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                ----------------------------------------------------

                                     RIDE, INC.
                             (Name of Subject Company)

                                     RIDE, INC.
                        (Name of Person(s) Filing Statement)

                     COMMON STOCK, WITHOUT PAR VALUE PER SHARE
                           (Title of Class of Securities)

                                    765689 10 4
                       (Cusip Number of Class of Securities)

                                ROBERT F. MARCOVITCH
                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                     RIDE, INC.
                               8160 304TH AVENUE S.E.
                            PRESTON, WASHINGTON   98050
                                   (425) 222-6015
            (Name, Address and Telephone Number of Person Authorized to
     Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                     COPIES TO:

                                MICHAEL J. ERICKSON
                                 KAREN A. ANDERSEN
                               SUMMIT LAW GROUP PLLC
                         1505 WESTLAKE AVENUE N., SUITE 300
                            SEATTLE, WASHINGTON   98109
                                   (206) 281-9881
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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed by Ride, Inc., a Washington corporation (the "Company"), on April 19, 1999, as amended (the "Schedule 14D-9"), relating to the cash tender offer by Minotaur Capital, Inc., a Florida corporation ("Minotaur"), to purchase 51% of the outstanding shares of the Company's Common Stock at a price of $2.25 per share upon the terms and subject to the conditions set forth in Minotaur's Tender Offer Statement on Schedule 14D-1 initially filed with the Securities and Exchange Commission on April 6, 1999, as amended on April 12, 1999, April 19, 1999 and April 20, 1999. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     The response to Item 4(a) is hereby amended and supplemented to add the following:

     On April 20, 1999, Minotaur filed an amendment to its offer stating that:
(i) the offer will now be an "all cash" offer; (ii) the offer is still subject to Minotaur obtaining financing; (iii) Minotaur has still not received any firm commitments for financing; and (iv) the expiration date of the offer was extended from Friday, April 30, 1999 to Tuesday, May 4, 1999 (collectively, the "Revised Offer"). Minotaur also issued a press release on April 20, 1999 announcing these amendments.

     Upon receipt of the amendment, the Company's Board of Directors held a telephonic meeting on April 21, 1999 to discuss the Revised Offer. Also participating in the meeting were Ride's legal advisors and Ladenburg Thalmann & Co. Inc., the Company's financial advisor ("Ladenburg"). At the conclusion of this meeting, the Board of Directors unanimously determined that the Revised Offer was still inadequate and not in the best interests of Ride and its shareholders.

     ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER.

     A copy of the Company's press release relating to the Board's recommendation is included as Exhibit 7 hereto and is incorporated herein by reference.

     The response to Item 4(b) is hereby amended and supplemented to add the following:

     In determining that the Revised Offer is not in the best interests of Ride and its shareholders, and in making its recommendation that Ride shareholders reject the Revised Offer, the Board considered the following:

     - THE HIGHLY SPECULATIVE NATURE OF THE FUNDING NECESSARY TO CONSUMMATE THE REVISED OFFER. The Revised Offer states that this is a "cash tender offer." However, the Revised Offer also notes that the offer is still "subject to obtaining financing" and that Minotaur has no commitments for financing. The Board could find no evidence whatsoever that would support a conclusion that the Revised Offer is anything other than illusory - there is simply nothing to support a belief that Minotaur would be in a position to fund the tender offer. Without any substantiation that Minotaur has secured the resources necessary to fund a cash purchase price of approximately $16 million, the Board could not reach a conclusion that the Revised Offer is anything but specious.

     In addition, the Revised Offer does not address any of the concerns previously considered by the Board in connection with its rejection of Minotaur's original offer. These concerns included the following:

     - THE FAILURE OF THE REVISED OFFER TO ADDRESS RIDE'S NEED FOR NEAR-TERM OPERATING CAPITAL. The Revised Offer contains no proposal for interim funding. In his correspondence to the Company in response to its repeated requests for such a proposal, Mr. Feingold said nothing and the Revised Offer continues to remain silent on this issue. The Board believes that without capital to repay the debt obligations of the Company and for current business operations, the Company's business will be substantially and negatively impacted.


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     - MINOTAUR'S POSSIBLE LACK OF COMPLIANCE WITH FEDERAL AND STATE SECURITIES
LAWS. The Board remains concerned about many of Minotaur's actions, as detailed in Ride's prior filing, especially since the Company would remain public if the Revised Offer were completed.

     - THE LACK OF PUBLIC COMPANY OR INDUSTRY EXPERIENCE OF MINOTAUR'S PRINCIPAL. The Company is not aware that Mr. Feingold has had any experience running any company other than his law firm, let alone a public company or a company in the contemporary sports industry. The Board believes that it would be a dereliction of its duty to the Ride shareholders for it to recommend that Mr. Feingold assume a position of authority and responsibility with respect to Ride.

     - THE POTENTIALLY DETRIMENTAL EFFECT OF MINOTAUR'S PARTIAL TENDER OFFER.
In a partial offer such as the one made by Minotaur where a bidder makes an offer for less than 100% of a company's outstanding securities, shareholders who do not tender their shares or whose shares are not entirely purchased in the offer because of a pro rata purchase of tendered shares can be forced to take different and less attractive consideration for their remaining shares. Additionally, holders of shares not purchased in the Revised Offer would be minority shareholders in a company controlled by Minotaur.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7 Press Release dated April 22, 1999.

                                     SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    April 22, 1999           RIDE, INC.


                                   By:       /S/ ROBERT F. MARCOVITCH
                                        ---------------------------------------
                                        Name:     Robert F. Marcovitch
                                        Title:    President and
                                                  Chief Executive Officer


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